UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2006

Commission File Number: 001-32570

ENTRÉE GOLD INC.

1201-1166 Alberni Street Vancouver, British Columbia V6E 3X3

Tel: (604) 687-4777   Fax: (604) 687-4770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2006

(In United States Dollars unless stated otherwise)

1.

INTRODUCTION

This discussion and analysis of financial position and results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2006 and the audited consolidated financial statements of the Company for the year ended December 31, 2005. Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is November 8, 2006 ..

The annual financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and our wholly-owned Mongolian subsidiary Entrée LLC, unless otherwise indicated.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

2.

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  Our current mineral properties consist of four mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia.  All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC.  Our primary asset, known as Lookout Hill or Shivee Tolgoi, consists of three contiguous mineral exploration licenses in the south Gobi Desert of Mongolia.  These concession areas completely surround and are immediately adjacent to Ivanhoe Mines Ltd.’s Oyu Tolgoi project. The Manlai project, consisting of one exploration concession, lies approximately 125 kilometres north of Lookout Hill.

We have entered into option agreements to acquire an additional property in Arizona, USA.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

Investment by Major Shareholders

Investment by Ivanhoe Mines Ltd.

We entered into an arm’s-length Equity Participation and Earn-In Agreement dated October 15, 2004, with Ivanhoe Mines Ltd. (“Ivanhoe”).  The full Agreement is filed on SEDAR (www.sedar.com) and Edgar (www.sec.gov/edgar.shtml).

The Agreement outlined the terms under which Ivanhoe made an equity investment into our Company and the conditions to be met in order to earn an interest into a portion of our Lookout Hill property.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company.  It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere.  It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company.  Finally, their commitment to explore our property demonstrates that Ivanhoe, an internationally recognized mineral exploration and development company, has sufficient confidence in our company and our Lookout Hill property to invest significant time, money and effort in our future.

Investment by Rio Tinto and Subsequent Investment by Ivanhoe

In June 2005, Rio Tinto (one of the world’s largest mining companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, “Rio Tinto”) completed a private placement into Entrée.  This private placement triggered a clause in the Agreement with Ivanhoe, through which Ivanhoe chose to exercise its outstanding warrants and participate in the private placement in order to maintain proportional ownership of Entrée’s shares.  Details of this private placement can be found on SEDAR at www.sedar.com and on Edgar at http://www.sec.gov/edgar.shtml.

At September 30, 2006, Ivanhoe owned approximately 14.8% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.2% upon the exercise of warrants.

At September 30, 2006, Rio Tinto owned approximately 8.9% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.4% upon the exercise of warrants.

We believe that the additional investment by Rio Tinto represents a strong endorsement by one of the world’s largest mining companies of Entrée’s management and property holdings. We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our promising prospects elsewhere.

As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio. In February 2006, Entrée entered into an option agreement to acquire three licenses in northwestern Mongolia, collectively referred to as the Oyut Tolgoi project.  Based on due diligence conducted, we have chosen not to proceed with the acquisition of these licenses.  In May 2006, Entrée entered into an option agreement to acquire the Sol Dos prospect in Southeastern Arizona, USA.

In October, 2006, Rio Tinto announced that it had agreed to invest up to US$1.5 billion to acquire up to a 33.35% equity interest in Ivanhoe for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia.  The Company believes this is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia.

Mineral Resource Estimate

On February 1, 2006, Entrée announced that a new mineral resource estimate prepared by Ivanhoe under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial inferred resource for the northern extension of the Hugo North deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi property, in Mongolia’s South Gobi region.  The drilling and exploration work that resulted in the preparation of this inferred resource estimate was conducted in order for Ivanhoe to earn an interest in Lookout Hill.

This initial Copper Flats inferred resource is estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, calculated using a 0.6% copper equivalent cut-off. This resource is estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.

Listing of Common Stock on Other Stock Exchanges

On July 7, 2005, the American Stock Exchange approved the listing of shares of our common stock. The trading of our shares of common stock commenced on the American Stock Exchange effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remains “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”.

3.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Month Period Ended September 30, 2006	Three Month Period Ended September 30, 2005	Six Month Period Ended September 30, 2006	Six Month Period Ended September 30, 2005

Mineral property interests, cash	$ 2,409,348	$ 2,483,928	$ 4,042,383	$ 4,769,671
Escrow shares compensation	-	-	-	(435,583)
Stock-based compensation	769,327	171,952	1,009,720	5,027,516
General and administrative	455,776	414,518	1,570,847	1,059,766
Depreciation	48,329	32,285	138,188	76,731
Investor relations	129,638	74,776	1,035,809	220,664
Interest income	(202,112)	(125,790)	(547,341)	(178,721)
Net loss	$ 3,610,306	$ 3,054,669	$ 7,249,606	$ 10,540,044

Mineral properties expenditures are summarized as follows:

	Three Month Period Ended September 30, 2006	Three Month Period Ended September 30, 2005	Six Month Period Ended September 30, 2006	Six Month Period Ended September 30, 2005

Lookout Hill	$ 1,346,612	$ 2,273,840	$ 2,455,830	$ 5,003,836
Manlai	1,072,172	295,569	1,461,651	769,375
Khatsavch	-	-	-	17
Oyut Tolgoi	(721)	-	72,365	-
Sol Dos	85,739	-	118,788	-
Other	67,889	-	187,327	-
Total costs	2,571,691	2,569,409	4,295,961	5,773,228
Less stock-based compensation	(162,343)	(85,481)	(253,578)	(1,003,556)
Total expenditures, cash	$ 2,409,348	$ 2,483,928	$ 4,042,383	$ 4,769,672

A)

EXPLORATION

I)

Ivanhoe Earn-in

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s 179,500 hectare Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of $20,000,000 over 5 years in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending $35,000,000 over 8 years. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow.  To date Ivanhoe informally advised us they have spent approximately $15M on the project.

i)

Hugo North Extension

On February 1, 2006, Entrée announced that a new mineral resource estimate prepared by Ivanhoe Mines Ltd. (“Ivanhoe”) under the supervision of AMEC Americas Limited (“AMEC”) had delineated an initial inferred resource for the northern extension of the Hugo North Deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi property, in Mongolia’s South Gobi region.

This initial Copper Flats inferred resource is estimated to be 190 million tones at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, calculated using a 0.6% copper equivalent cut-off.  At a higher cut-off of 2% copper equivalent, the new estimate yields an inferred resource of 64 million tones at an average grade of 2.78% copper and 1.10 g/t gold for a copper equivalent grade of 3.48%.

The resource estimate was the result of Ivanhoe’s aggressive work program that defined a 625 metre extension to the Hugo North Deposit on Entrée’s property and outlined some extremely rich copper-gold mineralization.

The inferred resource of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%) is estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term “inferred resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Ivanhoe is continuing with infill drilling on Copper Flats to upgrade the newly delineated inferred resource to the indicated status. Drilling has also been underway to condemn areas of the Lookout Hill in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, we announced that a body of shallow copper and gold mineralization, encountered during condemnation drilling, occurs 6.9 kilometres north of the area that contains the inferred resource estimate.  The area between the above-noted inferred resource and the newly discovered shallow mineralization covers a strike length of 6.9 kilometres that has received only a minimum amount of drill tests to date.

It must also be emphasized that the Project Property also covers the potential southern extension to the Oyu Tolgoi deposits, an area that is yet to be drill tested ..

II)

Lookout Hill

The Company has completed in 2006, seven diamond holes, totalling 6,169.4 metres, on targets within the portion of Lookout Hill that lies outside the Ivanhoe Earn-in Agreement. Approximately 2,000 metres remain to be drilled in the current exploration program.  Targeted areas include the West Grid geophysical and/or geochemical targets, the Ring Dyke, the Zone III gold system, and the Zones I and II areas of alteration and geophysical targets.

A total of 3,290 metres, in 18 holes, of shallow reverse circulation (“RC”) drilling has been completed in the areas of the Zone III epithermal gold target and the Zone I and Ring Dyke epithermal/porphyry-style targets.  Drilling completed to date in these zones has been very useful in expanding our geological knowledge of the various areas.  Detailed results were issued in our press release of October 25, 2006.

III)

Manlai

Entree’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe’s Kharmagtai porphyry copper-gold project.

Drilling has finished for the 2006 exploration season.  Results will be compiled and assessed as the first step in planning 2007 work.  Exploration at Entrée’s Manlai Mongolian project this year focused on following up targets defined by last year’s work. It consisted of a 13 km infill time domain IP survey, 8 diamond drill holes, totaling 4,270 metres (mainly in the East Target area), and additional geological mapping.  The drilling and mapping greatly enhanced the Company’s understanding of the geological setting. The drilling was successful in partially defining a mineralized, porphyry-style stockwork over an area approximately 250 metres by 500 metres. This zone is still open along strike and to depth.

IV)

Khatsavch

The license for the Khatsavch concession was returned to the Mongolian government in October 2006 ..

V)

Oyut Tolgoi

In October 2006, after conducting due diligence, we chose not to pursue the acquisition of the three concessions at Oyut Tolgoi.

VI)

Sol Dos Prospect

Entrée has commenced exploration of the Sol Dos copper prospect, in the Safford area of south-eastern Arizona.  A geophysical crew has been mobilized onto the property to commence a 20 line kilometre program of deep probing induced polarization (“IP”) and magnetic surveys.  Entrée has an option to earn a 100% interest in Sol Dos, subject to a 2% NSR royalty, half of which can be purchased by Entrée.

The Company plans to drill targets outlined by the IP and magnetometer surveys, after a full evaluation of the geophysical data and receipt of appropriate permitting.  The prospect is modeled as a large porphyry copper target, similar to the San Juan and Dos Pobres deposits, being developed by Phelps Dodge, approximately 8 kilometres (5 miles) to the northwest, and to the deep, high-grade Resolution porphyry copper deposit, being evaluated by Rio Tinto and BHP Billiton, approximately 100 kilometres (60 miles) to the west.

B)

GENERAL AND ADMINISTRATIVE

For the three months ended September 30, 2006, general and administrative expense before stock-based and escrow share compensation was $455,776 compared to $414,518 in 2005 as set out above.  For the nine months ended September 30, 2006, general and administrative expense before stock-based and escrow share compensation was $1,570,847 compared to $1,059,766 in 2005 as set out above.   For the nine month period, the increase was primarily due to additions to head office payroll and increases in regulatory and transfer agent fees, including listings fees for the Toronto Stock Exchange in the nine months ended September 30, 2006.

C)

STOCK-BASED COMPENSATION

For the three months ended September 30, 2006, stock-based compensation was $769,327 compared to $171,952 in 2005.  The Company granted 1,085,000 stock options during the three months ended September 30, 2006 compared with 145,000 stock options in 2005. For the nine month ended September 30, 2006, stock-based compensation was $1,009,720 compared to $5,027,516 in 2005. The Company granted 1,330,000 stock options during the nine months ended September 30, 2006 compared with 3,340,000 stock options in 2005. In March, 2005, the Company became a Tier I Issuer on the TSX-V and as a result all stock options previously granted became fully vested.  Consequently, the fair value of all unvested options except those issued to investor relations consultants was recognized in the first quarter of 2005.  The balance of stock-based compensation expense for the nine month periods end September 30, 2006 and 2005 represent the fair value of stock options granted in the period less the unvested portion of options granted to investor relations consultants.  The Company records compensation expense for performance shares held in escrow on a mark-to-market basis.  There were no escrow shares outstanding during the nine months ended September 30, 2006.

D)

SHAREHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended September 30, 2006, shareholder communications and investor relations expense before stock-based compensation was $129,638 compared to $74,776 in 2005. The increase was due to salaries and increased travel expense.  For the nine months ended September 30, 2006, shareholder communications and investor relations expense before stock-based compensation was $1,035,809 compared to $220,664 in 2005.  The increase was primarily due to a $641,300 investor relations campaign in Europe.

E)

INTEREST INCOME

The Company earns income on its cash and cash equivalents.  The increase in interest income for the nine months ended September 30, 2006 compared with 2005 arises from the investment of an average cash balance of approximately $18,000,000 generated by private placements, warrants exercise and options exercise.

F)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT

The Company’s reporting currency is the Canadian dollar, whereas its reporting currency is the US dollar.  During the 3 months ended June 30, 2006, the Canadian dollar appreciated approximately 4% against the US dollar and resulted in an unrealized foreign currency adjustment of $992,489 for the 3 months ended June 30, 2006.  The foreign currency translation adjustment for the nine months ended September 30, 2006 was $970,363 compared to $1,151,429 in 2005.

G)

OUTLOOK

The Company announced the most recent results of the exploration program for the Lookout Hill, Manlai and Sol Dos properties in a press release dated October 25, 2006.

Our Lookout Hill exploration concessions comprise approximately 179,500 hectares and of this land area, approximately 40,000 hectares is currently being explored by Ivanhoe under the terms of an Equity Participation and Earn-In Agreement.  Entrée holds 100% of the concession rights to the remaining 139,500 hectares of the Lookout Hill concessions and continues an exploration program on several targets identified by previous geological and geophysical work carried out on this property.  The Company intends to continue its exploration program on Lookout Hill for the next twelve months and longer.

The Company intends to continue its exploration program on Manlai for the next twelve months as well.  The field program for Manlai has been completed and our technical team is compiling the data and preparing the work program for next year.

At Sol Dos in Arizona, the Company is completing a 20 line kilometre program of deep probing induced polarization (“IP”) and magnetic surveys.  We plan to drill targets outlined by the IP and magnetometer surveys during the winter season.

Entrée continues to review and analyse new property acquisition opportunities, with a view to expanding its portfolio of mineral properties.

4.

SELECTED QUARTERLY DATA

	Quarter ended Sept 30, 2006	Quarter ended Jun 30, 2006	Quarter ended Mar 31, 2006	Quarter ended Dec 31, 2005

Exploration	$ 2,571,691	$ 1,209,454	$ 514,816	$ 2,560,422
General and administrative	1,240,727	851,580	1,408,679	726,525
Loss from operations	(3,812,418)	(2,061,034)	(1,923,495)	(3,286,947)
Interest income	202,112	153,510	191,719	135,224
Net loss	$ (3,610,306)	$ (1,907,524)	$ (1,731,776)	$ (3,151,723)

Basic and diluted loss per share	$ (0.05)	$ (0.03)	$ (0.02)	$ (0.05)

	Quarter ended Sept 30, 2005	Quarter ended Jun 30, 2005	Quarter ended Mar 31, 2005	Quarter ended Dec 31, 2004

Exploration	$ 2,569,409	$ 2,032,805	$ 1,171,014	$ 679,250
General and administrative	611,050	2,278,886	2,055,601	2,447,152
Loss from operations	(3,180,459)	(4,311,691)	(3,226,615)	(3,126,402)
Interest income	125,790	23,339	29,592	27,516
Net loss	$ (3,054,669)	$ (4,288,352)	$ (3,197,023)	$ (3,098,886)

Basic and diluted loss per share	$ (0.05)	$ (0.08)	$ (0.06)	$ (0.07)

5.

LIQUIDITY

To date the Company has not generated revenue from its operations and is considered to be in the exploration stage.  Working capital on hand at September 30, 2006 was $17,260,567 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for 2006.  The company has approximately $16,000,000 surplus funds available for expanded exploration, acquisitions and/or operating requirements.  At present the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Operating activities

Cash used in operations for the nine months ended September 30, 2006 was $6,368,624 (2005- $5,887,937) and represents expenditures on mineral property exploration and general and administrative expense as described above.

Financing activities

During the nine months ended September 30, 2006, the Company issued 1,085,000 common shares for proceeds of $957,202 on the exercise of options.  During the nine months ended September 30, 2005, the Company issued 17,412,210 common shares for net proceeds of $20,227,303 for private placements, the exercise of warrants and the exercise of options.

Investing activities

During the nine months ended September 30, 2006, the Company expended $239,229 (2005 - $624,202) on equipment primarily for exploration activities.  The prior year’s expenditure included the construction of buildings at camp sites in Mongolia.

Outstanding share data

As at November 8, 2006, there were 70,843,093 common shares outstanding.  In addition there were 8,613,000 stock options outstanding with exercise prices ranging from C$0.46 to C$2.34 per share.  Share purchase warrants outstanding totalled 7,542,410 at prices ranging from C$2.75 to C$3.00 per share and expiring on dates varying from June 29, 2007 to July 7, 2007.

6.

CAPITAL RESOURCES

The Company had no commitments for capital assets as September 30, 2006.

At September 30, 2006, the Company had working capital of approximately $17,261,000 compared with $21,665,000 at December 31, 2005. In the first nine months of, 2006, the Company raised approximately $957,000 from the exercise of stock options. Budgeted expenditures for the 12 months ending December 31, 2006 total approximately $5,093,000 for exploration and $1,707,000 for administration and shareholder communications. Working capital on hand for 2007 is expected to be $16,000,000.

The Company is committed to make lease payments for the rental of office space totaling $357,202 over five years (see Note 10 to the unaudited interim consolidated financials statements for the six months ended September 30, 2006).

7.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for contractual obligation noted above.

8.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties during the nine months ended September 30, 2006:

a)

Recognized an expense (recovery) of $Nil. (2005 – $(1,453)) from certain performance escrow shares allocated to the president of the Company (Note 6) which have been recorded as escrow shares compensation expense (recovery) of $Nil (2005 - $(1,453)).  In addition, compensation expense (recovery) of $Nil (2005 – ($434,130)) was recognized during the current period from certain performance escrow shares allocated to directors, officers and employees of the Company (Note 6) which has been recorded as escrow shares compensation expense (recovery) of $Nil (2005 - $(434,130)).

b)

Paid or accrued management fees of $33,845 (2005 - $39,991) to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2005.  Accounting policies used in the current period did not differ from the policies used in the preparation of financial statements at December 31, 2005.

10.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Entrée Gold Inc. and their potential impact are substantially unchanged from those disclosed in its Annual Information Form for the year ended December 31, 2005.

11.

OTHER MD&A REQUIREMENTS

The Company’s certifying officers are responsible for evaluating the effectiveness of the issuer’s disclosure controls. The certifying officers have evaluated the Company’s disclosure controls and procedures and have concluded that they are reasonably assured that such controls and procedures are effective in achieving their objectives.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTREÉ GOLD INC.

By:“Gregory Crowe”      .

Gregory Crowe

President and Chief Executive Officer

By:“Hamish Malkin”      .

Hamish Malkin

Chief Financial Officer

November 10, 2006